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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Orion HealthCorp, Inc.
(Name of Issuer)
Class A Common Stock, $.001 par value
(Title of Class of Securities)
68627W109
(CUSIP Number)
Leslie A Drockton, Benesch, Friedlander, Coplan & Aronoff LLP
2300 BP Tower
Cleveland, Ohio 44114
(216) 363-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	68627W109	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Dennis Cain

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		171,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,482,944*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		171,000

WITH	10	SHARED DISPOSITIVE POWER:

10,482,944*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,653,944

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.92%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Shares are held by the D/V Cain Family, LP. Dennis Cain may be deemed to beneficially own the shares held by the D/V Cain Family, LP as he is the manager of the general partner of the partnership.

**	On an as converted, fully-diluted basis.

CUSIP No.	68627W109	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Valerie Cain

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,482,944*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

10,482,944*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,482,944***

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	All shares previously reported as owned by Valerie Cain were transferred into the D/V Cain Family, LP.

**	On an as converted, fully-diluted basis.

***	Excludes 21,000 shares of Class A Common Stock held directly by Mr. Cain and 150,000 shares subject to an option held directly by Mr. Cain. Valerie Cain disclaims beneficial ownership of such shares.

CUSIP No.	68627W109	Page	4	of	10

1	NAMES OF REPORTING PERSONS: D/V Cain Family, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN No. 20-2379781

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,482,944

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

10,482,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,482,944*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*	Excludes 21,000 shares held by Dennis Cain directly and 150,000 shares subject to an option held directly by Mr. Cain. D/V Cain Family, L.P. disclaims beneficial ownership of such shares.

**	On an as converted, fully-diluted basis.

     Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) should be read in conjunction with the Schedule 13D dated December 15, 2004 as filed with the Securities and Exchange Commission by Dennis Cain and Valerie Cain. This Amendment No. 1 amends the Schedule 13D only with respect to those items listed below.
     This Schedule 13D relates to the Class A Common Stock, par value $.001 per share (the “Class A Common Stock”), of Orion HealthCorp, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 1805 Old Alabama Road, Suite 350, Roswell, Georgia 30076.
     Item 2. Identity and Background.
     This Statement on Schedule 13D was originally filed by Mr. Dennis Cain, an individual, and his spouse, Mrs. Valerie Cain, an individual, both U.S. citizens. The address of Mr. and Mrs. Cain is 36333 High Chaparral, Magnolia, Texas 77355. In August, 2005 the shares of Class C Common Stock originally reported and certain of shares of Class A Common Stock issued on conversion of the Class Common Stock were transferred into the D/V Cain Family, L.P. for estate planning purposes (the “Cain Partnership”). Dennis Cain is the manager of the general partner of the Cain Partnership, as well as a limited partner. The Cain Partnership is a Texas limited partnership whose principal address is 36333 High Chaparral, Magnolia, Texas 77355.
     Mr. Cain entered into an employment agreement with the Company pursuant to which he serves as the Chief Executive Officer of Medical Billing Services, Inc. (“MBS”), a wholly-owned subsidiary of the Company. Mrs. Cain is not currently employed outside the home.
     During the last five years, none of the reporting persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 4. Purpose of Transaction.
Background
     On December 15, 2004, Orion HealthCorp, Inc. (formerly SurgiCare, Inc.) (the “Company”) consummated a restructuring which included issuances of new equity securities for cash and contribution of outstanding debt, the acquisition of three new businesses and the restructuring of its debt facilities (the “Restructuring Transaction”). In connection with the Restructuring Transaction, Mr. and Mrs. Cain were issued 787,880 shares of the Company’s Class C Common Stock (which were convertible into the Company’s Class A Common Stock), and Dennis Cain was issued 21,000 shares of the Company’s Class A Common Stock.
     In August, 2005, 777,568 of the shares of the Class C Common Stock (representing all of the shares of Class C Common Stock owned y Mr. and Mrs. Cain at the time of transfer) and 35,094 shares of the Class A Common Stock were transferred into the Cain Partnership for estate planning purposes and 21,000 shares of Class A Common Stock continued to be held directly by Mr. Cain.
     During the period commencing on January 1, 2005 through December 31, 2005, the Cain Partnership converted 69,091 shares of the Class C Common Stock held by it into 330,266 shares of Class A Common Stock at various times and at various conversion rates pursuant to the terms of the Class C Common Stock.

     On June 17, 2005, Mr. Cain was issued options to purchase 150,000 shares of the Company’s Class A Common Stock, at an exercise price of $.84 a share. These options vest in 1/4 increments on an annual basis commencing on the first anniversary of the date of grant, June 17, 2006, and expire on June 17, 2015.
     In addition, on May 9, 2006, an additional 142,867 shares of the Company’s Class A Common Stock were issued to the Cain Partnership in connection with a purchase price adjustment from the merger of Dennis Cain Physicians Solutions, Ltd. and MBS into the Company in December 2004 as part of the Restructuring Transaction.
Current Transaction
     On December 1, 2006, in connection with the Company’s closing of certain acquisitions and the private placement as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on December 7, 2006, the Cain Partnership converted all of its remaining 719,789 shares of Class C Common Stock into 10,009,811 shares of Class A Common Stock. The Class C Common Stock was converted on an approximately 13.923937 to 1 basis.
     Item 5. Interest in Securities of the Issuer.
     (a) As of December 1, 2006, Dennis Cain owned 21,000 shares of Class A Common Stock directly and has options to acquire an additional 150,000 shares (of which 37,500 shares are currently exercisable). In addition, Mr. Cain owns, indirectly through the Cain Partnership, 10,482,944 shares of Class A Common Stock. Mr. Cain is the manager of the general partnership of the Cain Partnership, as well as a limited partner. The 10,653,944 shares held by Mr. Cain represent approximately 7.92% of the outstanding shares of Class A Common Stock on an as converted, fully-diluted basis. This is based on 134,507,820 shares of Class A

Common Stock being issued and outstanding as of December 1, 2006, on an as converted, fully-diluted basis.
     As of December 1, 2006, Valerie Cain may be deemed to beneficially own 10,482,944 shares of Class A Common Stock held by the Cain Partnership representing approximately 7.8% of the outstanding Class A Common Stock on an as converted, fully-diluted basis. Mrs. Cain is a manager of the general partner of the Cain Partnership, as well as a limited partner. Mrs. Cain disclaims beneficial ownership of 171,000 shares held directly by Mr. Cain.
     As of December 1, 2006, the Cain Partnership owns 10,482,944 shares of Class A Common Stock, representing approximately 7.8% of the outstanding Class A Common Stock on an as converted, fully-diluted basis. D/V Cain Family, LP disclaims beneficial ownership of the 171,000 shared held directly by Mr. Cain.
     (b) Items 7 through 10 of each of the cover pages of this Amendment No. 1 to Schedule 13D which relate to Mr. and Mrs. Cain’s and the Cain Partnership’s voting and dispositive power with respect to the shares of the Class A Common Stock which are beneficially owned by each of the reporting persons are hereby incorporated by reference in this response.
     (c) No transactions were effected during the last sixty days by any of the reporting persons except as disclosed in Item 4 above.
     (d) Not applicable.
     (e) Not applicable.
     Item 7. Material to be Filed as Exhibits.
     99.1 Joint Filing Agreement between the Reporting Persons.

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2006	/s/ Dennis Cain

DENNIS CAIN

Dated: December 11, 2006	/s/ Valerie Cain

VALERIE CAIN

Dated: December 11, 2006	D/V CAIN FAMILY, L.P.

	By:	D/V Cain Management, L.L.C., General Partner

	By:	/s/ Dennis Cain

Dennis Cain, Manager